Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 T: (212) 813-8800 F: (212) 355-3333

August 10, 2020
Ms. Ada D. Sarmento
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Rx Ltd.
Confidential Draft Registration Statement on Form F-1
Submitted July 2, 2020
File No. 377-03270

Dear Ms. Sarmento:
This letter is submitted on behalf of Compass Rx Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on July 2, 2020 (the “Draft Registration Statement”), as set forth in your letter dated July 31, 2020 addressed to George Goldsmith, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amendment”), which includes changes that reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Ada D. Sarmento
Securities and Exchange Commission
August 10, 2020

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1
1.We refer to the fourth sentence under the heading. Please revise to clarify, if true, that these academic studies did not involve use of your COMP360 formulation.
RESPONSE: The Company respectfully advises the Staff that it has revised pages 1, 118, 142 and 150 of the Amendment in response to the Staff’s comment.
2.We note your disclosure that you observed that COMP360 had no negative effects on cognitive and emotional functioning in your Phase I clinical trial. Please disclose what you mean by “no negative effects” and how that was determined. With reference to your disclosure on page 165, also tell us why you believe it is appropriate to highlight these positive Phase I results without also discussing the two unexpected serious adverse reactions observed in your on-going Phase IIb trial.
RESPONSE: The Company respectfully advises the Staff that it has revised the statements on pages 1, 3, 118, 142, 143, 158, 163 and 164 of the Amendment in response to the Staff’s comments. The Company respectfully advises the Staff that it has provided an explanation of its determination that there were no negative effects on cognition or emotional processing from the Phase I study on page 163 of the Amendment.
3.We note your disclosure that you believe that a single dose of your COMP360 monotherapy with psychological support from specially trained therapists could fundamentally change depression care. Please revise the Overview section to clarify, if true, that you do not have clinical data concerning your therapy that would support the statement.
RESPONSE: The Company respectfully advises the Staff that it has revised the statements on pages 1 and 142 of the Amendment in response to the Staff’s comment.
Risks Associated with Our Business, page 4
4.With reference to your disclosures on pages 20 and 70, please revise to highlight the risks that (i) regulatory authorities could require you to generate more clinical or other data than you currently anticipate to establish whether or to what extent the substance has an abuse potential and (ii) that patent protection for certain methods of treating drug-resistant depression with your psilocybin formulation may never be adequately or sufficiently protected because the use of psilocybin and psilocin remains illegal. With reference to your disclosure on page 93, also revise the Summary to highlight your belief that you were a PFIC in 2019 and discuss briefly the attendant risks to shareholders.
RESPONSE: The Company respectfully advises the Staff that, while intellectual property protections may be impacted by the illegality of psilocybin and psilocin in certain

Ms. Ada D. Sarmento
Securities and Exchange Commission
August 10, 2020

jurisdictions, patent protection is available under U.S. and UK law and is available from the European Patent Office. In the event that the Company’s investigational COMP360 psilocybin therapy is re-scheduled for lawful medical use, the Company believes that trademark protection would also be available under applicable law. The Company respectfully advises the Staff that it has revised pages 4, 6, 20 and 70 of the Amendment in response to the Staff’s comment, including to reflect the Company’s view that it has adequately addressed its risk profile with respect to intellectual property elsewhere in the Amendment.
5.Please revise the sixth bullet point on page 5 to clarify briefly the nature of the “investigator-initiated” studies you reference and your role/responsibility, if any, in the these studies.
RESPONSE: The Company respectfully advises the Staff that it has revised pages 5 and 73 of the Amendment in response to the Staff’s comment.
6.We note your disclosure on page 33 concerning your belief that the prior use of other drugs and therapies may interfere with the mechanism of action or response to your investigational COMP360 psilocybin therapy. Please revise the Business section to discuss in greater detail the basis for this concern and also highlight it briefly as a risk in the Summary section.
RESPONSE: The Company respectfully advises the Staff that it has revised pages 33 and 165 of the Amendment in response to the Staff’s comment. The Company further advises the Staff that the Company does not think it is appropriate to highlight this risk in the Summary section of the prospectus or include more detail in the Business section of the prospectus as the Company does not believe it represents a meaningful enough risk to merit this additional disclosure. The Company believes that it is possible, although not proven, that serotonergic anti-depressants taken concurrently or within two weeks prior to administration of COMP360 may interfere with the mechanism of action or response to the Company’s investigational COMP360 psilocybin therapy, but does not believe that usage prior to this period would impact the mechanism of action. As COMP360 therapy is a monotherapy treatment, the Company in any case advises trial participants to discontinue use of other drugs at least two weeks before receiving COMP360.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6
7.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented

Ms. Ada D. Sarmento
Securities and Exchange Commission
August 10, 2020

to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.
We have broad discretion in the use of proceeds..., page 88
8.We note the references to a global offering on page 88 but do not see references in any other sections of the prospectus. Please advise or revise.
RESPONSE: The Company respectfully advises the Staff that it has revised pages 88, 89 and 94 of the Amendment in response to the Staff’s comment.
Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation, page 134
9.Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the IPO, the estimated offering price, and the consideration of convertible preferred share issuances. This information will help facilitate our review of your accounting for stock compensation.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the staff that it will supplementally provide the requested information once the estimated offering price or range has been determined.
Psilocybin Academic Studies, page 154
10.We note several references to “clinically significant” reductions or decreases in certain symptoms as well as a reference to “clinical remission” in this section. Please revise to define these terms at first use.
RESPONSE: The Company respectfully and advises the Staff that it has revised pages 154 and 156 of the Amendment in response to the Staff’s comment.
Business
Statistically Significant Decrease in HADS Depression Scores at 26 Weeks Post Treatment, page 156
11.We note your statement below the chart that closed symbols indicate significant within- group differences versus baseline. Please clarify which symbols are closed in the graph and provide the range of differences for each closed symbol. Please provide similar information for the groups denoted by an asterisk and a cross in the chart on page 157.
RESPONSE: The Company respectfully advises the Staff that it has revised page 156 of the Amendment in response to the Staff’s comment. For both pages 156 and 157, the Company respectfully advises the Staff that the mean scores and ranges of scores at each

Ms. Ada D. Sarmento
Securities and Exchange Commission
August 10, 2020

timepoint are not disclosed within any of the three studies and, as a result, the Company is not able to provide any further information.
Significant Reduction in Depressive Symptoms Observed up to Three Months Post Treatment, page 158
12.We note your disclosure that the data in the chart is from the first 12 patients dosed and that only 19 of the 20 patients completed the entire follow-up period. Please tell us why data for all 19 patients who completed the trial is not disclosed and, if known, why one patient did not complete the trial.
RESPONSE: The Company respectfully advises the Staff that it has revised page 158 of the Amendment in response to the Staff’s comment to disclose additional information related to all patients who completed the trial. The Company respectfully advises the Staff that the patient who did not complete the entire follow-up in the Imperial study did not give a specific reason for the decision.

Intellectual Property, page 170
13.Please disclose the expiration dates for your patents. Also, please provide the basis for your statement that psilocybin is one of the safest psychoactive substances.
RESPONSE: The Company respectfully advises the Staff that it has revised pages 171 through 172 of the Amendment in response to the Staff’s comment.
14.Please revise to discuss in greater detail the substance of the Petition for Post Grant Review. Also, please identify the party who filed the petition.
RESPONSE: The Company respectfully advises the Staff that the Post Grant Review has not been instituted yet. When the Company has a further update, it will revise the disclosure as appropriate.
Principal Shareholders, page 207
15.Please revise footnote 4 to disclose the names of the other two Managing Members of the General Partner of each of The Founders Fund VII, LP, The Founders Fund VII Principals Fund, LP and The Founders Fund VII Entrepreneurs Fund, LP.
RESPONSE: The Company respectfully advises the Staff that it has revised footnote 4 on page 209 of the Amendment in response to the Staff’s comment to add the names of the additional two Managing Members.

Ms. Ada D. Sarmento
Securities and Exchange Commission
August 10, 2020

Differences in Corporate Law, page 226
16.We note that you refer, in part, to Delaware law and English law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
RESPONSE: The Company respectfully advises the Staff that it has revised page 223 in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh

Benjamin K. Marsh

cc:	Kristin Lochhead, Securities and Exchange Commission
Angela Connell, Securities and Exchange Commission
Joe McCann, Securities and Exchange Commission
George Goldsmith, Chief Executive Officer, Compass Rx. Ltd.